SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

MediaAlpha, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

58450V104
(CUSIP Number)

Jason Heiling
OBF Investments, LLC
202 South Minnesota Street,
Carson City, NV, 89703
(773) 255-6856
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 16, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450V104	13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS
Jason Heiling

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	■*

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,923,885**

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,923,885**

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,923,885**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

**
Represents 3,923,885 shares of Class B Common Stock (which, along with corresponding Class B-1 units), may from time to time be exchanged on a one-for-one basis for Class A Common Stock). Determination of the percentage of beneficial ownership of the Reporting Person is based on 38,623,954 shares of Class A Common Stock reported to be outstanding as of April 30, 2021 as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the SEC on May 14, 2021. By virtue of his role as manager of OBF Investments, Mr. Heiling may be deemed to have sole power to vote and dispose of the shares reported owned by OBF Investments.

CUSIP No. 58450V104	13D	Page 4 of 9

1	NAMES OF REPORTING PERSONS
OBF Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	■

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,923,885**

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
3,923,885**

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,923,885**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The Reporting Person may be deemed to be part of a group pursuant to that certain Stockholders Agreement described in Item 6 of the Schedule 13D but each Reporting Person disclaims beneficial ownership of the Common Stock held by the other members of the group.

**
Represents 3,923,885 shares of Class B Common Stock (which, along with corresponding Class B-1 units), may from time to time be exchanged on a one-for-one basis for Class A Common Stock). Determination of the percentage of beneficial ownership of the Reporting Person is based on 38,623,954 shares of Class A Common Stock reported to be outstanding as of April 30, 2021 as disclosed in MediaAlpha, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2021 filed with the SEC on May 14, 2021.

CUSIP No. 58450V104	13D	Page 5 of 9

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of MediaAlpha, Inc., a Delaware corporation (“MediaAlpha”). MediaAlpha’s principal executive offices are located at 700 South Flower Street, Suite 640, Los Angeles, CA, 90017.

Item 2.	Identity and Background.

(a)    This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”): Jason Heiling and OBF Investments, LLC, a Nevada limited liability company (“OBF Investments”). Mr. Heiling is the managing member of OBF Investments. OBF Investments is owned by trusts for the benefit of Steven Yi and members of his family.

(b)    The business address of Mr. Heiling is 319 60th Street, Downers Grove, IL 60516. The business address of OBF Investments is 202 South Minnesota Street, Carson City, NV, 89703.

(c)    The present principal occupation of Mr. Heiling is serving as a trustee and manager of investment entities. The principal business of OBF Investments is acquiring and holding securities for investment purposes.

(d)    During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)    During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Jason Heiling is a citizen of the United States of America.

CUSIP No. 58450V104	13D	Page 6 of 9

Item 3.	Source and Amount of Funds or Other Consideration.

In March 2011, Steven Yi purchased membership units in a predecessor entity of MediaAlpha in exchange for $10,000 paid in cash, which units were subsequently converted into 3,782,856 Class B-1 units of QL Holdings LLC (the “Founders Units”).

In addition, in February 2019, Mr. Yi received an award of Class B restricted units in QL Holdings LLC, which awards were converted into 977,149 Class B-1 units of QL Holdings LLC (the “Restricted Units”), in connection with, and as partial consideration for, his service to MediaAlpha’s predecessor entities.

Mr. Yi and his spouse subsequently contributed substantially all of the Founders Units and Restricted Units, totaling 4,712,375 Class B-1 units of QL Holdings LLC, through trusts formed by them, to OBF Investments. In connection with a reorganization effected at the time of MediaAlpha’s initial public offering of shares of Class A Common Stock on October 27, 2020 (the “IPO”), OBF was issued 4,712,375 shares of Class B Common Stock of MediaAlpha in exchange for $1,790 in cash.

OBF subsequently exchanged a total of 788,490 Class B-1 units of QL Holdings LLC and 788,490 shares of Class B Common Stock of MediaAlpha for shares of Class A Common Stock and sold such shares in the IPO and a registered follow-on offering.

Item 4.	Purpose of Transaction.

OBF Investments is a party to an exchange agreement (the “Exchange Agreement”), dated October 27, 2020, pursuant to which (and subject to the terms thereof) holders of Class B-1 units of QL Holdings LLC (“Class B-1 units”), from time to time, may exchange one Class B-1 unit, together with the corresponding share of Class B Common Stock of MediaAlpha (“Class B Common Stock”), for one share of Class A Common Stock (or, at the election of MediaAlpha, cash of an equivalent value). As of June 16, 2021, OBF Investments held 3,923,885 Class B-1 units and 3,923,885 shares of Class B Common Stock.  As of result of the Lock-Up Expiration, pursuant to the Exchange Agreement, OBF Investments has the right to acquire 3,923,885 shares of Class A Common Stock by exchanging such Class B-1 units and Class B Common Stock for Class A Common Stock on a one-for-one basis.

No Reporting Person currently has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein.

Item 5.	Interest in Securities of the Issuer.

(a)    The Reporting Persons do not beneficially own Class A Common Stock.

(b)    Jason Heiling beneficially owns and has sole voting and dispositive power over 3,923,885 Class B Common Stock (which, along with corresponding shares of Class B-1 units, may from time to time be exchanged on a one-for-one basis for Class A Common Stock).

By virtue of his role as manager of OBF Investments, Mr. Heiling may be deemed to have sole power to vote and dispose of the shares reported owned by OBF Investments.

(c)    None.

(d)    No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock.

(e)    Not applicable.

CUSIP No. 58450V104	13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

On October 27, 2020, MediaAlpha closed IPO. In connection with the IPO, the Reporting Persons agreed that, without the prior written consent of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives for the several underwriters, the Reporting Persons would not, subject to limited exceptions, during the period ending 180 days after October 28, 2020:

●
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock beneficially owned by them or any other securities so owned that are convertible into or exercisable or exchangeable for shares of our common stock;

●	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock,

whether any such transaction described above was to be settled by delivery of common stock or such other securities, in cash or otherwise.

On March 23, 2021, MediaAlpha closed a secondary offering (the “Secondary Offering”) of its shares of Class A Common Stock. In connection with the Secondary Offering, J.P. Morgan Securities LLC and Citigroup Global Markets Inc., as representatives of the several underwriters in the IPO, agreed to release the restrictions under the lock-up agreements that were executed in connection with the IPO with respect to up to 8,050,000 shares to be sold in the Secondary Offering (including the underwriters’ option to purchase additional shares). Additionally, in connection with the Secondary Offering, the Reporting Persons agreed to substantially similar lock-up restrictions as the IPO during the period ending 90 days after March 18, 2021 (the “Lock-Up Expiration”).

OBF Investments is a party to the Exchange Agreement, pursuant to which (and subject to the terms thereof) holders of Class B-1 units, from time to time, may exchange one Class B-1 unit, together with the corresponding share of Class B Common Stock, for one share of Class A Common Stock (or, at the election of MediaAlpha, cash of an equivalent value). The amount of Class A Common Stock issued or conveyed is subject to equitable adjustments for stock splits, stock dividends, reclassifications, and other similar transactions. The Exchange Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP No. 58450V104	13D	Page 8 of 9

OBF Investments is a party to a registration rights agreement (the “Registration Rights Agreement”), dated October 27, 2020, pursuant to which (and subject to the terms thereof) OBF Investments is provided with certain registration rights. An aggregate of 46,468,979 shares of Class A Common Stock, including shares reserved for potential exchanges of Class B-1 units, are entitled to these registration rights. The Registration Rights Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

OBF Investments is a party to a stockholders’ agreement (the “Stockholders’ Agreement”), dated October 27, 2020, containing provisions related to the composition of the Board of Directors of MediaAlpha (the “Board”), the committees of the Board and MediaAlpha’s corporate governance. Pursuant to the Stockholders’ Agreement (and subject to the terms thereof), OBF Investments, together with other parties to the Stockholders’ Agreement, is entitled to nominate a majority of the members of the Board. Further, OBF Investments and the other parties to the Stockholders’ Agreement agreed in the Stockholders’ Agreement to vote for each other’s Board nominees. As of the date of this Statement, 17,747,445 shares of Class A Common Stock and 19,483,836 shares of Class B Common Stock are held by parties to the Stockholders Agreement that have agreed to vote in favor of each other’s designations to the Board. The parties have also agreed to coordinate any sale of their respective shares following the Lock-Up Expiration through and until the one-year anniversary of the closing of the IPO (October 30, 2021). The Stockholders’ Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Exchange Agreement, dated October 27, 2020 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-39671) filed with the SEC on November 2, 2020).
99.2	Registration Rights Agreement, dated October 27, 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K (File No. 001-39671) filed with the SEC on November 2, 2020).
99.3	Stockholders’ Agreement, dated October 27, 2020 (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-39671) filed with the SEC on November 2, 2020).

CUSIP No. 58450V104	13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: June 25, 2021

By:	/s/ Jason Heiling
Name:	Jason Heiling

By: OBF Investments, LLC

By:	/s/ Jason Heiling
Name:	Jason Heiling
Title:	Manager